U.S. Securities and Exchange Commission
Washington, D.C. 20549

04028979

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

5/21/04
Current Report on Form 8-K Series 2004-QS7
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
MAY 24 2004
WASH. D.C. 187 SECTION

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of May 2004.

Residential Accredit Loans Inc.
(Registrant)

By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)
____
(Title)

PROCESSED
MAY 28 2004
THOMSON FINANCIAL

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
May 19, 2004 03:24 PM

RALI04QS7 A1

Bond Description					
Name:	RALI04QS7 A1	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$447,368,421.10	**Settlement Date:**	05/28/2004
Coupon:	5.500000 %	**Net Coupon:**	5.500000 %	**Issue Date:**	05/01/2004
Formula:	N/A	**Gross Coupon:**	6.200000 %	**First Pay Date:**	06/25/2004
Orig. Balance:	$335,457,000.00	**Srvc Fee:**	0.700000 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	360 mos	**Days Delay:**	24
Factor date:	05/01/2004	**Current WAM:**	357 mos		
Current Cap:	N/A	**Current Age:**	2 mos		
Current Floor:	N/A	**WAVG Loansize:**			
Cur. Balance:	$335,457,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	1*.5 USR	1*.75 USR	1*1 USR	1*1.25 USR	1*1.5 USR	1*2 USR	NULL	NULL	NULL
99-31	5.4771	5.4449	5.4119	5.3783	5.3443	5.2741			
100-01	5.4611	5.4229	5.3837	5.3440	5.3036	5.2204			
100-03	5.4451	5.4009	5.3556	5.3096	5.2629	5.1667			
100-05	5.4291	5.3790	5.3275	5.2754	5.2224	5.1132			
100-07	5.4131	5.3571	5.2995	5.2411	5.1818	5.0597			
100-09	5.3972	5.3352	5.2715	5.2069	5.1413	5.0062			
100-11	5.3812	5.3133	5.2435	5.1727	5.1008	4.9528			
100-13	5.3653	5.2914	5.2155	5.1386	5.0604	4.8995			
100-15	5.3494	5.2696	5.1876	5.1045	5.0201	4.8462			
WAL	4.77	3.28	2.49	2.00	1.67	1.24			
Mod. Dur	3.89	2.83	2.22	1.81	1.53	1.16			
Spread	73.8	118.8	154.2	181.2	202.1	231.1			
First Date	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04			
Last Date	08/25/16	09/25/12	07/25/10	03/25/09	05/25/08	04/25/07			

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 05/18/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.005	1.323	1.821	2.577	3.186	3.931	4.887	5.578
OnTR/Swp Spd	1.037	1.375	1.775	2.575/42	3.173/44	3.917/49	4.787/50	5.492/37
OnTR Price	99-24	99-10	104-17+	99-12+	99-27+	99-26	99-22+	98-11+

1 Mo L	3Mo L	11Cof	Prime
1.100	1.270	1.815	4.000

15Mtg	30Mtg	FN6.0Jun	FN5.5Jun
5.730	6.376	101-01	98-06+

CAP VOLS (years)					
1	2	3	5	10	30
42.420	38.370	34.130	28.480	21.860	17.390

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
20.140	20.980	15.110	11.230

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT